MICHAEL D. HARRIS		DIRECT DIAL:
(561) 471-3507
E-MAIL ADDRESS:	SABADELL UNITED BANK TOWER
mharris@nasonyeager.com	1645 PALM BEACH LAKES BOULEVARD	FAX NUMBER:
	SUITE 1200	(561) 686-5442
WEST PALM BEACH, FLORIDA 33401

TELEPHONE (561) 686-3307	FACSIMILE (561) 686-5442
www.nasonyeager.com

February 11, 2013

Via EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549
Attention: Mr. Paul Fischer

Re:           Aspen Group, Inc. - Registration Statement on Form S-1;

Dear Mr. Fischer:

We are counsel to Aspen Group, Inc. (the “Company”) which today filed a Form S-1 registering shares of common stock in connection with registration rights provided to investors in its recent private placement offerings.   The Company is aware that it will be unable to go effective until such time as the Company amends the Form S-1 and includes the December 31, 2012 financial statements.  The Company anticipates filing an amended Form S-1 shortly after filing its Form 10-K for the year ended December 31, 2012, on or about March 18, 2013.

If you have any questions, please call me at 561-471-3507 or on my cell phone at 561-644-2222.

Very truly yours,

/s/ Michael D. Harris

cc:  Mr. Michael Mathews (via email)